                             1801 Elmwood Avenue, Buffalo, NY 14207-2496

                                                                                                  Phone 716.873.0640 • Fax 716.447.9201

June 18, 2009

Mr. John Reynolds

Division of Corporate Finance Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F. Street North East

Washington, D.C., 20549

RE:

Mod-Pac Corp

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 5, 2009

Form 10-Q for the Quarterly Period Ended April 4, 2009

Filed May 6, 2009

File No. 0-50063

Dear Mr. Reynolds:

We received a letter from the Securities and Exchange Commission (SEC) dated May 6, 2009 regarding your review of MOD-PAC CORP.’s ("Mod-Pac") above referenced filings.   Included in the letter were ten comments related to Mod-Pac’s compliance with applicable disclosure requirements.  On May 20, 2009 we responded to your comments.  On June 4, 2009 we received a letter from the SEC requesting additional information within 10 business days to better understand our disclosures.   As we discussed on the phone,  we would like to request an additional 5 business days to respond to your letter.   This extension is needed so that we can finalize the review of our responses with our Independent Auditors and legal advisors.

Thank you very much for your cooperation and consideration.  If you have any questions,  please feel free to contact me at (716) 898-8435, or John Saccomanno, Manager of Financial Reporting, at (716) 873-0640.

Sincerely,

/s/ Daniel Geary

Daniel Geary

MOD-PAC CORP.

Vice President of Finance

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